April 14, 2014

***Via EDGAR***

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0506

Re:     Mill City Ventures III, Ltd.—File No. 814-00991
        Rule 17g-1(g) Fidelity Bond Filing

Ladies and Gentlemen:

On behalf of Mill City Ventures III, Ltd., a Minnesota corporation (the "Company"), enclosed herewith for filing, pursuant to Rule 17g-1(g) of the Investment Company Act of 1940, as amended, are the following:

1.  a copy of the fidelity bond covering the Company, which includes a statement as to the period for which premiums have been paid; and

2.  a Certificate of the Chief Executive Officer of the Company containing the resolutions of the Board of Directors approving the amount, type, form and coverage of the Fidelity Bond and a statement as to the period for which premiums have been paid.

If you have any questions regarding this submission, please do not hesitate to call me at (952) 479-1921.

Very truly yours,

Mill City Ventures III, Ltd.

/s/ Douglas M. Polinsky
Douglas M. Polinsky
Chief Executive Officer

# MILL CITY VENTURES III, LTD.

## OFFICER CERTIFICATE

The undersigned, Douglas M. Polinsky, Chief Executive Officer of Mill City Ventures III, Ltd., a Minnesota corporation (the "Company"), does hereby certify that:

1. This Certificate is being delivered to the Securities and Exchange Commission (the "SEC") in connection with the filing of the Company's fidelity bond (the "Bond") pursuant to Rule 17g–1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this Certificate for purposes of the filing.

2. The undersigned is the duly elected, qualified and acting Chief Executive Officer of the Company, and has custody of the corporate records of the Company and is a proper officer to make this Certification.

3. Attached hereto as *Exhibit A* is a copy of the resolutions approved in writing by the Board of Directors of the Company, including a majority of the Board of the Directors who are not "interested persons" of the Company, approving the Bond.

4. The premium for the Bond has been paid for through March 17, 2015.


IN WITNESS WHEREOF, I have executed this Certificate this 14th day of April 2014.

/s/ Douglas M. Polinsky
Douglas M. Polinsky
Chief Executive Officer

**RESOLUTIONS OF THE**
**BOARD OF DIRECTORS OF**
**MILL CITY VENTURES III, LTD.**

Effective April 6, 2014

THE UNDERSIGNED, being all or a majority of the directors serving on the Board of Directors (the "Board") of Mill City Ventures III, Ltd., a Minnesota corporation (the "Corporation"), pursuant to the Minnesota Business Corporation Act (the "Minnesota Act"), do hereby take and adopt in writing the following preambles and resolutions:

**FIDELITY BOND**

**WHEREAS**, Section 17(g) of the Investment Company Act of 1940 (the "1940 Act") together with Rule 17(g)-1 thereunder, requires, among other things, the Corporation to obtain a fidelity bond with a reputable fidelity insurance company to safeguard the Corporation's investment securities; and

**WHEREAS**, the prior fidelity bond of the Corporation has expired and the officers of the Corporation have, as of April 6, 2014, bound coverage of the fidelity bond with the insurer (Chubb), effective as of March 17, 2014, so as to avoid any lapse in bonding coverage; and the Board believes it to be in the best interests of the Corporation to obtain a fidelity bond in compliance with such requirements;

**NOW, THEREFORE, BE IT HERBY RESOLVED**: that the officers of the Corporation are authorized and directed to obtain and renew the fidelity bond as discussed above, and to execute and deliver, on behalf of the Corporation, any and all documents required to secure such fidelity bond.

\* \* \* \* \* \* \*



*Revised: March 17, 2014*
March 13, 2014

**RE: Confirmation of Binding for**

To:

| | |
|---|---|
| Account Number: | 930554 |
| Account: | MILL CITY VENTURES III LTD |
| | 328 Barry Avenue South #210 |
| | WAYZATA, MN  55391 |

In care of:

| | |
|---|---|
| Producer Contact: | Shaun Moustafa |
| Producer: | HAYS COMPANIES |
| | 80 S. 8TH ST SUITE 700 |
| | MINNEAPOLIS, MN  55402-0000 |
| Licensed Producer: | |

| | |
|---|---|
| Chubb Contact: | Brian Magnusson |
| | (312)454-4200 |
| | bmagnusson@chubb.com |

| | |
|---|---|
| Product: | **Executive Protection Portfolio Policy** |

| | |
|---|---|
| Writing Company: | Federal Insurance Company |

| | |
|---|---|
| Policy Form: | 14-02-7302 (Ed. 11/2002) |

| | |
|---|---|
| Assigned Policy Number: | 8234-7609 |

| | |
|---|---|
| Policy Period: | From: March 17, 2014 |
| | To: March 17, 2015 |
| | At 12:01 A.M. local time at the address in Item 1. |

Dear Shaun:

On behalf of Federal Insurance Company, we are pleased to bind coverage on the following terms:

**Executive Protection Portfolio Package Including:**
General Terms and Conditions Section- Form # 14-02-7302
CRIME Coverage Section -  Form # 14-02-7307

## GENERAL TERMS AND CONDITIONS

Endorsements:  The titles and headings are for convenience only. Please refer to the policy and endorsements for a description of coverage.

| | |
|---|---|
| 10-02-1295(6/07 ed.) | Important Notice to Policyholders |
| 14-02-21014(1/14 ed.) | MINNESOTA AMENDATORY ENDORSEMENT |
| 14-02-6647(9/03 ed.) | Minnesota Insurance Guaranty Association Notice |
| 14-02-7757(12/02 ed.) | Minnesota Amendatory Endorsement Executive Protection Portfolio General Terms and Conditions |
| 14-02-9228(2/10 ed.) | Compliance with Applicable Trade Sanction Laws |

## CRIME COVERAGE SECTION

| Coverage | Limit |
|---|---|
| Employee Theft | $200,000 |
| Premises | $200,000 |
| Transit | $200,000 |
| Forgery | $200,000 |
| Computer Fraud | $200,000 |
| Funds Transfer Fraud | $200,000 |
| Money Orders and Counterfeit Fraud | $200,000 |
| Credit Card Fraud | $200,000 |
| | |
| Retention | $25,000 |
| | |
| Premium: | $2,500.00 |
| Commission: | 15.00% |

Endorsements:  The titles and headings are for convenience only.  Please refer to the policy and endorsements for a description of coverage.

| | |
|---|---|
| 14-02-13658(3/14 ed.) | Pension Protection Act Enhancement Endorsement |
| 14-02-17548(3/11 ed.) | Executive Protection Crime Advantage Endorsement |
| 14-02-19671(3/13 ed.) | PRIVACY AND DATA BREACH EXCLUSIONS ENDORSEMENT |
| 14-02-7766(9/02 ed.) | Minnesota Amendatory Endorsement to the Executive Protection Portfolio Policy Crime Coverage Section |

| | |
|---|---|
| Total Policy Premium: | $2,500.00 |
| Payment Due: | Due 45 days from the end of the month in which the premium is EFFECTIVE. |
| Policy Commission: | 15.00% |
| Billing Type: | Agency Bill |

| | |
|---|---|
| Chubb & Son | Sears Tower, Suite 4700 FLOOR 47 312.454.4200 |
| | 233 South Wacker Dr.          Fax 312.454.0396 |
| | Chicago, IL 60606-6303 |

**Important**

Term of Binder
      From    12:01 a.m. on March 17, 2014
      To      12:01 a.m. on April 16, 2014

This Binder shall terminate automatically upon the expiration shown above, or upon the issuance of the policy, whichever occurs first. A short rate premium charge will be made for this Binder unless the Policy is issued by the Company and accepted by the entity referred to above.

The foregoing Binder for coverage is subject to modification or withdrawal by the Company if, before the proposed inception date, any new, corrected or updated information becomes known which relates to any proposed Insured's claims history or risk exposure or which could otherwise change the underwriting evaluation of any proposed Insured and the Company, in its sole discretion, determines that the terms of this Binder are no longer appropriate.

This binder does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from offering or providing insurance. To the extent any such prohibitions apply, this binder is void ab initio

We appreciate the opportunity to be of service to you, and we look forward to receiving payment of the premium by the due date. Once coverage becomes effective, cancellation for non payment will be on a pro-rata basis.

If you have any questions, please call me.

Sincerely,



Brian Magnusson
Underwriter
phone: (312)496-5287
fax: (312)454-4401
email: bmagnusson@chubb.com



OFFEREE DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(new policies and renewals with no terrorism
exclusion or sublimit and no premium charge)

Insuring Company: Federal Insurance Company

You are hereby notified that, under the Terrorism Risk Insurance Act (the "Act") effective December 26, 2007, we are making available to you insurance for losses arising out of certain acts of terrorism. The policy you are purchasing already includes insurance for such acts. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of the offered policy's annual premium that is attributable to insurance for acts of terrorism is:  $ -0-.

If you have any questions about this notice, please contact your agent or broker.

**Executive Protection Portfolio**

PREMIUM BILL

Insured:  MILL CITY VENTURES III LTD                         Date:    03/25/2013

Producer:  HAYS COMPANIES
           80 S. 8TH ST SUITE 700
           MINNEAPOLIS, MN 55402-0000

Company:    Federal Insurance Company

THIS BILLING IS TO BE ATTACHED TO AND FORM A PART OF THE POLICY REFERENCED BELOW.

Product:        Executive Protection Portfolio

Policy Number: 8234-7609

Policy Period:    March 17, 2013 to March 17, 2014

NOTE: - PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE.

| Product | Effective Date | Premium |
|---|---|---|
| CRIME | 03/17/13 | $2,500.00 |
|  |  |  |
|  |  |  |

* For Kentucky policies, amount displayed includes tax and collection fees.

| | |
|---|---|
| **TOTAL POLICY PREMIUM** | $2,500.00 |
| **TOTAL INSTALLMENT PREMIUM DUE** | $2,500.00 |

WHEN REMITTING PLEASE INDICATE POLICY OR CERTIFICATE NUMBER

Form 14-02-1324i (Rev. 1/99)

# POLICYHOLDER
# DISCLOSURE NOTICE OF
# TERRORISM INSURANCE COVERAGE
**(for policies with no terrorism exclusion or sublimit)**
**Insuring Company: Federal Insurance Company**

You are hereby notified that, under the Terrorism Risk Insurance Act (the "Act"), effective December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is: $ **-0-.**

If you have any questions about this notice, please contact your agent or broker.

# IMPORTANT NOTICE TO POLICYHOLDERS

Insuring Company: Federal Insurance Company

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter "Chubb") distribute their products through licensed insurance brokers and agents ("producers").  Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478.  Additional information may be available from your producer.

Thank you for choosing Chubb.

**MINNESOTA INSURANCE GUARANTY ASSOCIATION NOTICE**

NOTICE CONCERNING POLICYHOLDER RIGHTS IN AN INSOLVENCY UNDER THE MINNESOTA INSURANCE GUARANTY ASSOCIATION LAW

The financial strength of your insurer is one of the most important things for you to consider when determining from whom to purchase a property or liability insurance policy. It is your best assurance that you will receive the protection for which you purchased the policy. If your insurer becomes insolvent, you may have protection from the Minnesota Insurance Guaranty Association as described below but to the extent that your policy is not protected by the Minnesota Insurance Guaranty Association or if it exceeds the guaranty association's limits, you will only have the assets, if any, of the insolvent insurer to satisfy your claim.

Residents of Minnesota who purchase property and casualty or liability insurance from insurance companies licensed to do business in Minnesota are protected, SUBJECT TO LIMITS AND EXCLUSIONS, in the event the insurer becomes insolvent. This protection is provided by the Minnesota Insurance Guaranty Association.


Minnesota Insurance Guaranty Association
Minnesota Department of Insurance
4640 West 77$^{th}$ Street
Edina MN 55435
(952) 831-1908


The maximum amount that the Minnesota Insurance Guaranty Association will pay in regard to a claim under all policies issued by the same insurer is limited to $300,000. This limit does not apply to workers' compensation insurance. Protection by the guaranty association is subject to other substantial limitations and exclusions. If your claim exceeds the guaranty association's limits, you may still recover a part or all of that amount from the proceeds from the liquidation of the insolvent insurer, if any exist. Funds to pay claims may not be immediately available. The guaranty association assesses insurers licensed to sell property and casualty or liability insurance in Minnesota after the insolvency occurs. Claims are paid from the assessment.

THE PROTECTION PROVIDED BY THE GUARANTY ASSOCIATION IS NOT A SUBSTITUTE FOR USING CARE IN SELECTING INSURANCE COMPANIES THAT ARE WELL MANAGED AND FINANCIALLY STABLE. IN SELECTING AN INSURANCE COMPANY OR POLICY, YOU SHOULD NOT RELY ON PROTECTION BY THE GUARANTY ASSOCIATION.

THIS NOTICE IS REQUIRED BY MINNESOTA STATE LAW TO ADVISE POLICYHOLDERS OF PROPERTY AND CASUALTY INSURANCE POLICIES OF THEIR RIGHTS IN THE EVENT THEIR INSURANCE CARRIER BECOMES INSOLVENT. THIS NOTICE IN NO WAY IMPLIES THAT THE COMPANY CURRENTLY HAS ANY TYPE OF FINANCIAL PROBLEMS. ALL PROPERTY AND CASUALTY INSURANCE POLICIES ARE REQUIRED TO PROVIDE THIS NOTICE.

**DECLARATIONS**

**FEDERAL INSURANCE COMPANY**
A stock insurance company, incorporated under
the laws of Indiana, herein called the Company

Policy Number: 8234-7609

**THE EXECUTIVE LIABILITY AND ENTITY SECURITIES LIABILITY, FIDUCIARY LIABILITY, OUTSIDE DIRECTORSHIP LIABILITY AND EMPLOYMENT PRACTICES LIABILITY COVERAGE SECTIONS (WHICHEVER ARE PURCHASED) PROVIDE CLAIMS MADE COVERAGE, WHICH APPLIES ONLY TO "CLAIMS" FIRST MADE DURING THE "POLICY PERIOD", OR ANY EXTENDED REPORTING PERIOD. THE APPLICABLE LIMIT(S) OF LIABILITY TO PAY "LOSS" WILL BE REDUCED, AND MAY BE EXHAUSTED, BY THE PAYMENT OF "DEFENSE COSTS" UNLESS OTHERWISE SPECIFIED HEREIN. "DEFENSE COSTS" WILL BE APPLIED AGAINST THE RETENTION. READ THE ENTIRE POLICY CAREFULLY.**

Item 1. **Parent Organization:** MILL CITY VENTURES III LTD
Principal Address: 130 LAKE ST WEST STE 300
WAYZATA, MN 55391

Item 2. **Policy Period:** From 12:01 A.M. on March 17, 2013
To 12:01 A.M. on March 17, 2014
Local time at the address shown in Item 1.

Item 3. Coverage Summary
Description:
GENERAL TERMS AND CONDITIONS
CRIME

Item 4. Termination of
Prior Bonds or Policies: X New Business

In witness whereof, the Company issuing this policy has caused this policy to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

**FEDERAL INSURANCE COMPANY**

| | |
|---|---|
| Secretary | President |
| 03/25/13 | |
| Date | Authorized Representative |

**In consideration of payment of the premium and subject to the Declarations and the limitations, conditions, provisions and other terms of this policy, the Company and the Insureds agree as follows:**

*Territory*

1.      Coverage shall extend anywhere in the world.

*Terms and Conditions*

2.      Except for these General Terms and Conditions or unless stated to the contrary in any coverage section of this policy, the terms and conditions of each coverage section shall apply only to that coverage section. If any provision in these General Terms and Conditions is inconsistent or in conflict with the terms and conditions of any coverage section, the terms and conditions of such coverage section shall control for purposes of that coverage section. Any defined term referenced in these General Terms and Conditions but defined in a coverage section shall, for purposes of coverage under that coverage section, have the meaning set forth in that coverage section.

*Definitions*

3.      When used in this policy:

**Claim** shall have the meaning set forth in the applicable coverage section.

**Insured** shall have the meaning set forth in the applicable coverage section.

**Parent Organization** means the organization designated in Item 1 of the Declarations of these General Terms and Conditions.

**Policy Period** means the period of time specified in Item 2 of the Declarations of these General Terms and Conditions, subject to prior termination in accordance with Subsection 11 below. If this period is less than or greater than one year, then the limits of liability specified in the Declarations for each coverage section shall be the Company's maximum limit of liability under such coverage section for the entire period.

*Limits of Liability and Retentions*

4.      Unless stated to the contrary in any coverage section, the limits of liability and retentions shown for each coverage section are separate limits of liability and separate retentions pertaining to the coverage section for which they are shown. Unless stated to the contrary in any coverage section of this policy, the payment of a retention under one coverage section shall not constitute payment of, and shall not reduce, the applicable retention under any other coverage section.

*Notice*

14-02-7302 (Ed. 11/2002)                    Page 3 of 6

5.      Any notice to the Company with respect to any coverage section shall designate the coverage section under which notice is being given and shall be treated as notice only under the coverage section(s) so designated.

Notice to the Company of a **Claim**, or of circumstances which could give rise to a **Claim**, shall be given in writing addressed to:

> Attn: Claims Department
> Chubb Group of Insurance Companies
> 82 Hopmeadow Street
> Simsbury, Connecticut 06070-7683

All other notices to the Company shall be given in writing addressed to:

> Attn: Underwriting
> Chubb Group of Insurance Companies
> 82 Hopmeadow Street
> Simsbury, Connecticut 06070-7683

Any such notice shall be effective on the date of receipt by the Company at such address.

---

### *Valuation and Foreign Currency*

6.      All premiums, limits, retentions, loss and other amounts under this policy are expressed and payable in the currency of the United States of America. Except as otherwise provided in any coverage section, if a judgment is rendered, a settlement is denominated or any element of loss under this policy is stated in a currency other than United States of America dollars, payment under this policy shall be made in United States of America dollars at the rate of exchange published in The Wall Street Journal on the date the judgment becomes final, the amount of the settlement is agreed upon or the element of loss is due, respectively.

---

### *Subrogation*

7.      In the event of any payment under this policy, the Company shall be subrogated to the extent of such payment to all the **Insured**'s rights of recovery, and such **Insured** shall execute all papers required and shall do everything necessary to secure and preserve such rights, including the execution of such documents necessary to enable the Company effectively to bring suit or otherwise pursue subrogation rights in the name of the **Insured**.

### *Action Against the Company*

8.    No action may be taken against the Company unless, as a condition precedent thereto, there shall have been full compliance with all the terms of this policy.  No person or entity shall have any right under this policy to join the Company as a party to any action against any **Insured** to determine such **Insured**'s liability nor shall the Company be impleaded by such **Insured** or legal representatives of such **Insured**.

### Parent Organization Rights and Obligations

9.    By acceptance of this policy, the **Parent Organization** agrees that it shall be considered the sole agent of, and shall act on behalf of, each **Insured** with respect to: the payment of premiums and the receiving of any return premiums that may become due under this policy; the negotiation, agreement to and acceptance of endorsements; the giving or receiving of any notice provided for in this policy (except the giving of notice to apply for an Extended Reporting Period); the adjustment of loss amounts; and the receipt or enforcement of payment of loss (and the **Parent Organization** further agrees that it shall be responsible for application of any such payment as provided in this policy).  Each **Insured** agrees that the **Parent Organization** shall act on its behalf with respect to all such matters.

### Alteration and Assignment

10.    No change in, modification of, or assignment of interest under this policy shall be effective except when made by written endorsement to this policy which is signed by an authorized employee of Chubb & Son, a division of Federal Insurance Company.

### Termination of Policy or Coverage Section

11.    This policy or any coverage section shall terminate at the earliest of the following times:

(a)    sixty days after receipt by the **Parent Organization** of written notice of termination from the Company for any reason other than non-payment of premium;

(b)    twenty days after receipt by the **Parent Organization** of written notice of termination from the Company for non-payment of premium;

(c)    upon receipt by the Company of written notice of termination from the **Parent Organization**; provided that this policy may not be terminated by the **Parent Organization** after the effective date of any acquisition of the **Parent Organization** as described in the Changes in Exposure subsection of the applicable coverage section of this policy;

(d)    upon expiration of the **Policy Period** as set forth in Item 2 of the Declarations of these General Terms and Conditions; or

(e)    at such other time as may be agreed upon by the Company and the **Parent Organization**.

The Company shall refund the unearned premium computed at customary short rates if this policy or any coverage section is terminated by the **Parent Organization**.  Under any other circumstances the refund shall be computed pro rata.  Payment or tender of any unearned premium by the Company shall not be a condition precedent to the effectiveness of a notice of termination, but such payment shall be made as soon as practicable thereafter.

### Termination of Prior Bonds or Policies

12.  Any bonds or policies issued by the Company or its affiliates and specified in Item 4 of the Declarations of these General Terms and Conditions shall terminate, if not already terminated, as of the inception of this policy.

### Bankruptcy

13.  Bankruptcy or insolvency of any **Insured** shall not relieve the Company of its obligations nor deprive the Company of its rights or defenses under this policy.

### Headings

14.  The descriptions in the headings and sub-headings of this policy are solely for convenience, and form no part of the terms and conditions of coverage.

# Schedule of Forms

To be attached to and form part of          Company:     Federal Insurance Company
Policy No.     8234-7609

Issued to:     MILL CITY VENTURES III LTD


Executive Protection Portfolio General Terms and Conditions Section (Federal & Vigilant)

14-02-7757 (12/02 ed.)

14-02-9228 (2/10 ed.)

Executive Protection Portfolio Crime Coverage Section (Federal & Vigilant)

14-02-13658 (4/08 ed.)

14-02-17548 (3/11 ed.)

14-02-7766 (9/02 ed.)

Coverage Section:  Executive Protection Portfolio General Terms and Conditions Section (Federal & Vigilant)

Effective date of
this endorsement:  March 17, 2013                        Company:  Federal Insurance Company

                                                                            Endorsement No. 1

                                                                            To be attached to and
                                                                            form a part of Policy No. 8234-7609


Issued to:  MILL CITY VENTURES III LTD

_____

### MINNESOTA AMENDATORY ENDORSEMENT
### EXECUTIVE PROTECTION PORTFOLIO<sup>SM</sup> GENERAL TERMS AND CONDITIONS FORM 14-02-7302 OR C32836

In consideration of the premium charged, it is agreed that:

1.   **NOTICE:  THE LIABILITY COVERAGE SECTIONS OF THE POLICY PROVIDE COVERAGE ON A CLAIMS-MADE BASIS.**

     This means that only Claims actually made during the Policy Period are covered unless coverage for an Extended Reporting Period is purchased. If an Extended Reporting Period is not made available to the Insureds, the Insureds risk having gaps in coverage when changing from one insurer to another. Moreover, even if such an Extended Reporting Period is made available to the Insureds, the Insureds will be liable for claims reported after the Extended Reporting Period expires, unless the Insureds obtain other applicable insurance coverage.

2.   The second paragraph of Subsection 5. Notice of the General Terms and Conditions Section, is amended to read as follows:

     "If given to the Company in writing, notice of a Claim shall be sent to the address below. All notices under this policy of circumstances which could give rise to a Claim shall be given in writing and addressed to:

                              Attn: Claims Department
                        Chubb Group of Insurance Companies
                                 82 Hopmeadow St.
                              Simsbury, CT 06070-7683

     and shall be effective on the date of receipt by the Company at such address."

3.   The last sentence of Subsection 5. Notice of the General Terms and Conditions Section, is amended to read as follows:

     "Any notice that must be given, or is given, in writing under this Subsection 5. shall be effective on the date of receipt by the Company at such address."

4.   Subsection 7. Subrogation of the General Terms & Conditions Section, is amended by adding the following paragraph at the end of such Subsection:

"The Company's rights of subrogation do not apply against any person insured under this policy or any other policy issued by the Company with respect to the same Loss if the Loss arose out of the non-intentional acts of such person(s). The restrictions set forth in the foregoing sentence are inapplicable to the Company's rights of subrogation as to the Fiduciary Liability Coverage Section to the extent that such restrictions are pre-empted by federal law, including without limitation, where the premium for the Fiduciary Liability Coverage Section has been paid with the direct or indirect use of plan assets."

5.   Subsection 11. Termination of Policy or Coverage Section (a) of the General Terms and Conditions Section is amended by adding the following at the end of such paragraph (a):

"provided that, once this policy or the applicable coverage section(s) has been in effect for ninety (90) days or more, or is a renewal, the Company may cancel, other than for nonpayment of premium, only for one or more of the following reasons:

(i)    Misrepresentation or fraud made by or with the knowledge of the Insured in obtaining this policy or pursuing a claim under this policy;
(ii)   Actions by the Insured that have substantially increased or substantially changed the risk insured;
(iii)  Refusal of the Insured to eliminate known conditions that increase the potential for loss after notification by the Company that the condition must be removed;
(iv)   Substantial change in the risk assumed, except to the extent that the Company should reasonable have foreseen the change or contemplated the risk in writing the contract;
(v)    Loss of reinsurance by the Company which provided coverage for a significant amount of the underlying risk insured. (A notice of cancellation under this clause must advise the Insured that it has ten (10) days from the date of receipt of the notice to appeal the cancellation to the Commissioner and the Commissioner will render a decision whether the cancellation is justified within thirty (30) business days after receipt of the appeal);
(vi)   A determination by the Commissioner that continuation of this policy could place the Company in violation of the Minnesota Insurance Laws; or
(vii)  Nonpayment of dues to an association or organization, other than an insurance association or organization, where payment of the dues is a prerequisite to obtaining or continuing the insurance. (This provision does not apply to persons who are retired at 62 years of age or older, or who are disabled according to social security standards);

6.   Subsection 11. Termination of Policy or Coverage Section (b) is amended by adding the following at the end of such paragraph (b):

"provided that such termination shall not be effective if such premium is paid before the effective date of termination;"

7.   Subsection 11. Termination of Policy or Coverage Section (d) of the General Terms and Conditions Section is amended by adding the following to the end of such paragraph (d):

"The Company will have no obligation to renew this policy upon its expiration. If the Company does not renew this policy, or offers to renew this policy with lower aggregate Limits of Liability, higher retentions, increased rates or a higher rating plan classification, the Company will deliver or mail by first class or certified mail to the Parent Organization at least sixty (60) days advance written notice to that effect. If the Company does not mail or deliver such notice at least sixty (60) days before the expiration date set forth in ITEM 2 of the Declarations, the coverage afforded under this policy shall continue in force with no change in its terms, conditions and limitations until sixty (60) days after the

Parent Organization receives such notice. The foregoing will not apply, however, if the Parent Organization has insured elsewhere, has accepted replacement coverage, or has requested or agreed to non-renewal;"

8.  The last paragraph of Subsection 11. Termination of Policy or Coverage Section of the General Terms and Conditions Section is amended by adding the following to the end of such paragraph:

    "Any notice of cancellation by the Company shall state the specific reason(s) therefore. Any notice of cancellation for non-payment of premium shall state the amount of premium due, the date on which such premium is due and the effect of non-payment by the due date. Proof of mailing of any notice of cancellation, non-renewal or conditional renewal, as set forth in this policy, shall be sufficient proof of notice."

The policy will be deemed to have been amended as necessary to effect the purposes of this Amendatory Endorsement.

The regulatory requirements set forth in this Amendatory Endorsement shall supersede and take precedence over any provisions of the policy or any endorsement to the policy, whenever added, that are inconsistent with or contrary to the provisions of this Amendatory Endorsement, unless such policy or endorsement provisions comply with the applicable insurance laws of the state of Minnesota.

All other terms, conditions and limitations of this policy shall remain unchanged.

---

Authorized Representative

Coverage Section:  Executive Protection Portfolio General Terms and Conditions Section (Federal & Vigilant)

Effective date of
this endorsement/rider: March 17, 2013          Federal Insurance Company

                                                Endorsement/Rider No. 2

                                                To be attached to and
                                                form a part of Policy No. 8234-7609


Issued to:  MILL CITY VENTURES III LTD
_____

### COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS


It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.


The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.


_____
Authorized Representative

**Chubb Group of Insurance Companies**
15 Mountain View Road
Warren, New Jersey 07059

***Executive Protection Portfolio*** SM
***Crime Coverage Section***

**DECLARATIONS**

**FEDERAL INSURANCE COMPANY**
A stock insurance company, incorporated under the laws of Indiana, herein called the Company

**READ THE ENTIRE POLICY CAREFULLY.**

Item 1. **Parent Organization**:
MILL CITY VENTURES III LTD
130 LAKE ST WEST STE 300
WAYZATA, MN 55391

| Item 2. Insuring Clauses: | | Limits of Liability: |
|---|---|---|
| (A) | Insuring Clause 1 - Employee Theft Coverage: | $200,000.00 |
| (B) | Insuring Clause 2 - Premises Coverage: | $200,000.00 |
| (C) | Insuring Clause 3 - In Transit Coverage: | $200,000.00 |
| (D) | Insuring Clause 4 - Forgery Coverage: | $200,000.00 |
| (E) | Insuring Clause 5 - Computer Fraud Coverage: | $200,000.00 |
| (F) | Insuring Clause 6 - Funds Transfer Fraud Coverage: | $200,000.00 |
| (G) | Insuring Clause 7 - Money Orders And Counterfeit Fraud Coverage: | $200,000.00 |
| (H) | Insuring Clause 8 - Credit Card Fraud Coverage: | $200,000.00 |
| (I) | Insuring Clause 9 - Client Coverage: | Not Covered |
| (J) | Insuring Clause 10 - Expense Coverage: | Not Covered |

Item 3. Retention: $25,000.00

Item 4. **Organization**
Mill City Ventures III LTD and its Subsidiaries

**In consideration of payment of the premium and subject to the Declarations, the General Terms and Conditions, and the limitations, conditions, provisions and other terms of this coverage section, the Company and the Insureds agree as follows:**

*Insuring Clauses*

*Employee Theft Coverage Insuring Clause 1*

1.    The Company shall pay the **Parent Organization** for direct loss of **Money**, **Securities** or **Property** sustained by an **Insured** resulting from **Theft** or **Forgery** committed by an **Employee** acting alone or in collusion with others.

*Premises Coverage Insuring Clause 2*

2.    The Company shall pay the **Parent Organization** for direct loss sustained by an **Organization** resulting from:

(a)    the unlawful taking of **Money** or **Securities** committed by a **Third Party**; or

(b)    the actual destruction or disappearance of **Money** or **Securities**,

within or from the **Premises** or **Banking Premises**.

Coverage under this Insuring Clause shall also include:

(i)    direct loss of or damage to **Property** which results from **Robbery** or attempted **Robbery** within the **Premises**;

(ii)    direct loss of or damage to **Property** contained within any locked vault or safe which results from **Safe Burglary** or attempted **Safe Burglary** within the **Premises**;

(iii)    damage to a locked safe, cash drawer, cash box or cash register within the **Premises** by felonious entry or attempted felonious entry or loss by felonious abstraction of such container from within the **Premises**; and

(iv)    damage to the **Premises** which results from **Robbery** or **Safe Burglary**,

committed by a **Third Party**.

*In Transit Coverage Insuring Clause 3*

3.    The Company shall pay the **Parent Organization** for direct loss sustained by an **Organization** resulting from:

(a)    the unlawful taking of **Money** or **Securities** committed by a **Third Party**; or

(b)    the actual destruction or disappearance of **Money** or **Securities**, while **In Transit** or while temporarily within the home of an **Employee** or an **Organization**.

Coverage under this Insuring Clause shall also include:

(i)  direct loss of or damage to **Property** which results from **Robbery** while **In Transit**; and

(ii)  direct loss which results from the unlawful taking of **Property** temporarily within the home of an **Employee** or an **Organization**,

committed by a **Third Party**.

---

*Forgery Coverage Insuring Clause 4*

4.  The Company shall pay the **Parent Organization** for direct loss sustained by an **Organization** resulting from **Forgery** or alteration of a **Financial Instrument** committed by a **Third Party**, including:

(a)  any check or draft made or drawn in the name of such **Organization** payable to a fictitious payee and endorsed in the name of such fictitious payee;

(b)  any check or draft procured in a face to face transaction with such **Organization** or with one acting as the agent of such **Organization** by a **Third Party** impersonating another and made or drawn payable to the one impersonated and endorsed by a **Third Party** other than such one impersonated; and

(c)  any payroll check, payroll draft or payroll order made or drawn by such **Organization** payable to bearer as well as to a named payee and endorsed by a **Third Party** other than such named payee without the authority of such named payee.

---

*Computer Fraud Coverage Insuring Clause 5*

5.  The Company shall pay the **Parent Organization** for direct loss of **Money, Securities** or **Property** sustained by an **Organization** resulting from **Computer Fraud** committed by a **Third Party**.

---

*Funds Transfer Fraud Coverage Insuring Clause 6*

6.  The Company shall pay the **Parent Organization** for direct loss of **Money** or **Securities** sustained by an **Organization** resulting from **Funds Transfer Fraud** committed by a **Third Party**.

*Money Orders And Counterfeit Currency Fraud Coverage Insuring Clause 7*

7.  The Company shall pay the **Parent Organization** for direct loss sustained by an **Organization** resulting from **Money Orders And Counterfeit Currency Fraud** committed by a **Third Party.**

*Credit Card Fraud Coverage Insuring Clause 8*

8.  The Company shall pay the **Parent Organization** for direct loss sustained by an **Organization** resulting from **Credit Card Fraud** committed by a **Third Party**.

*Client Coverage Insuring Clause 9*

9.  The Company shall pay the **Parent Organization** for direct loss of **Money**, **Securities** or **Property** sustained by a **Client** resulting from **Theft** or **Forgery** committed by an **Employee** not in collusion with such **Client's** employees.

*Expense Coverage Insuring Clause 10*

10. The Company shall pay the **Parent Organization** for:

    (a) **Investigative Expenses** resulting from any loss covered under Insuring Clauses 1 through 9 incurred by an **Organization**, but only if such covered loss under Insuring Clauses 1 through 9 is in excess of the Retention applicable to such covered loss;

    (b) **Computer Violation Expenses** resulting from any loss covered under Insuring Clause 1, 5 or 9 incurred by an **Organization**, but only if such covered loss under Insuring Clause 1, 5 or 9 is in excess of the Retention applicable to such covered loss.

    No Retention shall apply to **Investigative Expenses** or **Computer Violation Expenses** covered under Insuring Clause 10.

*Definitions*

11. When used in this coverage section:

    **Banking Premises** means the interior portion of a building occupied by, or the night depository chute or safe maintained by, any bank, trust company or similar financial institution.

    **Client** means a customer of an **Organization** to whom such **Organization** provides goods or services under written contract or for a fee.

    **Computer Fraud** means the unlawful taking or the fraudulently induced transfer of **Money**, **Securities** or **Property** resulting from a **Computer Violation**.

    **Computer System** means a computer and all input, output, processing, storage, off-line media library and communication facilities which are connected to such computer, provided that such computer and facilities are owned and operated or leased and operated by an **Organization**.

**Computer Violation** means the fraudulent:

(a)    entry of **Data** into or deletion of **Data** from a **Computer System**;

(b)    change to **Data** elements or program logic of a **Computer System**, which is kept in machine readable format; or

(c)    introduction of instructions, programmatic or otherwise, which propagate themselves through a **Computer System**,

directed against an **Organization**.

**Computer Violation Expenses** means reasonable expenses, other than an **Organization's** internal corporate costs (such as **Salary**), incurred by an **Organization**, with the Company's prior written consent, to reproduce or duplicate damaged or destroyed **Data** or computer programs. If such **Data** or computer programs cannot be duplicated from other **Data** or computer programs, then **Computer Violation Expenses** shall also include reasonable costs incurred for computer time, computer programmers, technical experts or consultants to restore such **Data** or computer programs to substantially the same level or operational capability existing immediately before the covered loss. **Computer Violation Expenses** shall not include expenses incurred by any **Client**.

**Credit Card Fraud** means the **Forgery** or alteration of, on or in any written instrument required in connection with any credit card issued to an **Organization** or, at the request of an **Organization**, to an **Employee**.

**Data** means a representation of information, knowledge, facts, concepts or instructions which are processed and stored in a **Computer System**.

**Discovery** or **Discovered** means an **Executive** or **Insurance Representative** has become aware of facts which would cause a reasonable person to assume that a loss of a type covered by this coverage section has occurred or acts have taken place that may subsequently result in a loss of a type covered by this coverage section. This includes loss:

(a)    sustained prior to the inception date of any coverage under this coverage section;

(b)    which is within the applicable Retention as set forth in Item 3 of the Declarations for this coverage section; or

(c)    for which the exact amount or details are unknown.

**Discovery** or **Discovered** shall not include knowledge acquired by an **Executive** or **Insurance Representative** acting alone in a **Theft** or **Forgery,** or acting in collusion with any **Employee** in a **Theft** or **Forgery**.

**Employee** means any:

    (a)    natural person while in the regular service of an **Organization** in the ordinary course of such **Organization's** business, whom such **Organization** compensates by **Salary** and has the right to govern and direct in the performance of such service, including any part-time, seasonal, leased or temporary employee;

    (b)    natural person volunteer while in the regular service of an **Organization** in the ordinary course of such **Organization's** business, whom such **Organization** has the right to govern and direct in the performance of such service;

    (c)    **Executive** while performing acts within the scope of the usual duties of an **Employee**; or

    (d)    natural person fiduciary, trustee, administrator or other plan official, while in the regular service of an **ERISA Plan**, who is required to be bonded by an **Organization** in connection with such **ERISA Plan** by Title 1 of the Employee Retirement Income Security Act of 1974, as amended.

**ERISA Plan** means any Employee Benefit Plan, Pension Benefit Plan, or Welfare Benefit Plan, defined and required to be bonded under Title 1 of the Employee Retirement Income Security Act of 1974, as amended, which is operated solely by an **Organization** or jointly by an **Organization** and a labor organization for the benefit of **Employees** and which existed on or before the inception of this coverage section or which is created or acquired after the inception of this coverage section.

**Executive** means any natural person specified below:

    (a)    duly elected or appointed director, officer, member of the Board of Managers or management committee member of an **Organization** chartered in the United States of America;

    (b)    in–house general counsel of an **Organization** chartered in the United States of America;

    (c)    equivalent positions of (a) or (b) above in an **Organization** chartered in any other jurisdiction anywhere in the world; or

    (d)    a partner of an **Organization** while engaged in the regular service of such **Organization.**

**Financial Instrument** means a check, draft or similar written promise, order or direction to pay a sum certain in **Money** that is made, drawn by or drawn upon an **Organization** or made or drawn by anyone acting as an **Organization's** agent, or that is purported to have been so made or drawn.

**Forgery** means the signing of the name of another natural person or organization, with the intent to deceive, but does not mean a signature that includes, in whole or in part, one's own name, with or without authority, in any capacity for any purpose. Mechanically or electronically produced or reproduced signatures shall be treated the same as hand-written signatures.

**Funds Transfer Fraud** means fraudulent electronic, telegraphic, cable, teletype, facsimile, telephone or written instructions (other than **Forgery**), purportedly issued by an **Organization**, and issued to a financial institution directing such institution to transfer, pay or deliver **Money** or **Securities** from any account maintained by such **Organization** at such institution, without such **Organization's** knowledge or consent.

**Insurance Representative** means any **Employee**, including a risk manager, designated to represent an **Insured** for the purpose of effecting and maintaining insurance.

**Insured** means any **Organization** and, for the purposes of Insuring Clause 1, any **ERISA Plan** or **Non-ERISA Plan**.

**In Transit** means being conveyed outside the **Premises**, from one person or place to another, by an **Organization** within the custody of:

(a)    an **Employee**; or

(b)    a person duly authorized by such **Organization** to have custody of such **Money**, **Securities** or **Property**.

Such conveyance begins immediately upon receipt of **Money**, **Securities** or **Property** by the person(s) described in (a) or (b) above from such **Organization**, and ceases immediately upon delivery to the designated recipient or its agent.

**Investigative Expenses** means reasonable expenses, other than an **Organization's** internal corporate costs (such as **Salary**), incurred by an **Organization**, with the Company's prior written consent, to establish the existence and amount of a covered loss. **Investigative Expenses** shall not include expenses incurred by any **Client**.

**Money** means currency, coin, bank notes and bullion.

**Money Orders And Counterfeit Currency Fraud** means the good faith acceptance by an **Organization**:

(a)    in exchange for merchandise, **Money** or services, of any post office or express money order, issued or purporting to have been issued by any post office or express company, if such money order is not paid upon presentation; or

(b)    in the regular course of business, of counterfeit United States of America or Canadian paper currency.

**Non-ERISA Plan** means any employee benefit plan not subject to Title 1 of the Employee Retirement Income Security Act of 1974, as amended, which is operated solely by an **Organization** or jointly by an **Organization** and a labor organization for the benefit of **Employees** and which existed on or before the inception of this coverage section or which is created or acquired after the inception of this coverage section.

**Organization** means any organization designated in Item 4 of the Declarations for this coverage section.

**Premises** means the interior portion of a building occupied by an **Organization** in conducting its business.

**Property** means tangible property other than **Money** or **Securities**.

**Robbery** means the unlawful taking of **Money**, **Securities** or **Property** from the custody of an **Employee**, or other person (except a person acting as a watchman, porter or janitor) duly authorized by an **Organization** to have custody of such **Money**, **Securites** or **Property**, by violence or threat of violence, committed in the presence and cognizance of such **Employee** or other person.

**Safe Burglary** means the unlawful taking of **Money**, **Securities** or **Property**, by forcible or violent entry evidenced by visible marks, from a locked vault or safe located within the **Premises**.

**Salary** means compensation an **Organization** pays an **Employee**, including bonus, commission, incentive payments, and the cost of health, welfare and pension benefits.

**Securities** means negotiable and non-negotiable instruments or contracts representing either **Money** or **Property**.

**Subsidiary**, either in the singular or plural, means any organization while more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of or to appoint directors, members of the Board of Managers, or management committee members of such organization are owned or controlled, directly or indirectly, in any combination, by one or more **Organizations**.

**Theft** means the unlawful taking of **Money**, **Securities** or **Property** to the deprivation of:

(a)     an **Insured**, solely for the purposes of Insuring Clause 1; or

(b)     a **Client**, solely for the purposes of Insuring Clause 9.

**Third Party** means a natural person other than:

(a)     an **Employee**; or

(b)     a natural person acting in collusion with an **Employee**.

---

*Exclusions*

12.     No coverage will be available under this coverage section for:

(a)     loss resulting directly or indirectly from any authorized or unauthorized trading of **Money**, **Securities** or **Property**, whether or not in the name of an **Insured** and whether or not in a genuine or fictitious account; provided that this Exclusion 12(a) shall not apply to otherwise covered loss under Insuring Clause 1 which results in improper financial gain to an **Employee** (such loss shall mean only the amount of improper financial gain to such **Employee**, and shall not include **Salary**, commissions, fees or other compensation, including but not limited to promotions and raises associated with employment, paid by the **Insured** to such **Employee**);

(b)     loss of any trade secret, confidential processing method or other confidential information of any kind;

(c)     loss due to **Theft** or **Forgery** committed by a partner of an **Organization**, whether acting alone or in collusion with others; provided that, if such **Theft** or **Forgery** would otherwise be covered under Insuring Clause 1 or 9, this Exclusion 12(c) shall not apply to the extent coverage under this coverage section is excess of the amount of such partner's percentage ownership of such **Organization**, on the day immediately preceding the date of **Discovery**, multiplied by such **Organization's** total assets as reflected in such **Organization's** most recent audited financial statements;

(d)     loss or damage due to declared or undeclared war, civil war, insurrection, rebellion, revolution, military, naval or usurped power, governmental intervention, expropriation or nationalization, or any act or condition incident to any of the foregoing;

(e)     loss or damage due to nuclear reaction, nuclear radiation or radioactive contamination, or any act or condition incident to any of the foregoing;

(f)     loss of income not realized as the result of a covered loss;

(g)     indirect or consequential loss or damage of any kind; provided that this Exclusion 12(g) shall not apply to otherwise covered **Investigative Expenses** and **Computer Violation Expenses** under Insuring Clause 10;

(h)     fees, costs or expenses incurred or paid:

    (i)     as a result of the reconstitution of **Data** if an **Organization** knowingly used illegal copies of programs;

    (ii)     to render the **Data** usable by replacement processing equipment;

    (iii)     to design, update or improve software or programs or to perfect their operation or performance; or

    (iv)     as a result of an alteration in **Data** held on magnetic media due to the effect of magnetic fields, their incorrect use or the obsolescence of the computer or its facilities;

(i)     fees, costs or expenses incurred or paid in defending or prosecuting any legal proceeding or claim; provided that this Exclusion 12(i) shall not apply to the coverage provided under Subsection 22 Legal Expenses Extension;

(j)     loss or damage due to fire; provided that this Exclusion 12(j) shall not apply to:

    (i)     loss of **Money** or **Securities**; or

    (ii)     damage to any safe or vault caused by the application of fire thereto for the purposes of **Safe Burglary**;

(k)     loss due to an **Insured** knowingly having given or surrendered **Money**, **Securities** or **Property** in any exchange or purchase with a **Third Party**; provided that this Exclusion 12(k) shall not apply to otherwise covered loss under Insuring Clause 7 or otherwise covered loss of **Property** under Insuring Clause 5;

(l)     loss sustained by one **Insured** to the advantage of any other **Insured**;

(m) loss of or damage to **Money**, **Securities** or **Property** while in the custody of any bank, trust company, similar recognized place of safe deposit, armored motor vehicle company or any person who is duly authorized by an **Organization** to have custody of such **Money**, **Securities** or **Property**; provided that this Exclusion 12(m) shall not apply to the extent that coverage under this coverage section is excess of the amount recovered or received by such **Organization** under:

   (i) such **Organization's** contract, if any, with, or insurance carried by, any of the foregoing; or

   (ii) any other insurance or indemnity in force which would cover the loss in whole or in part; or

(n) loss or damage due to **Theft**, **Forgery**, **Computer Fraud**, **Funds Transfer Fraud**, **Money Orders And Counterfeit Currency Fraud**, **Credit Card Fraud** or other fraudulent, dishonest or criminal act (other than **Robbery** or **Safe Burglary**) committed by any authorized representative of an **Insured**, whether acting alone or in collusion with others; provided that this Exclusion 12(n) shall not apply to otherwise covered loss under Insuring Clause 1 or 9 resulting from **Theft** or **Forgery** committed by an **Employee** acting in collusion with such authorized representative.

13. No coverage will be available under Insuring Clause 1 or 9 for:

   (a) loss caused by any agent, broker, factor, commission merchant, consignee, contractor, independent contractor, subcontractor or other similar representative; or

   (b) loss caused by an **Employee** which is sustained by an **Insured**:

      (i) after an **Executive** or **Insurance Representative** becomes aware of a **Theft**, **Forgery** or other fraudulent, dishonest or criminal act committed by such **Employee** while employed with or in the service of an **Insured**;

      (ii) after an **Executive** or **Insurance Representative** becomes aware of a **Theft**, **Forgery** or other fraudulent, dishonest or criminal act, involving **Money**, **Securities** or other property valued at twenty-five thousand dollars ($25,000) or more, committed by such **Employee** prior to employment or service with an **Insured**; or

      (iii) more than sixty (60) days following the termination of such **Employee**.

14. No coverage will be available under Insuring Clause 2 or 3 for:

   (a) loss or damage due to **Forgery**, **Computer Fraud**, **Funds Transfer Fraud**, **Money Orders And Counterfeit Currency Fraud** or **Credit Card Fraud**; or

   (b) loss of or damage to **Money**, **Securities** or **Property** while in the mail or in the custody of a carrier for hire other than an armored motor vehicle company.

15. No coverage will be available under Insuring Clause 2, 3, 5, or 6 for loss or damage as a result of a kidnap, ransom or other extortion payment (as distinct from **Robbery**)

surrendered to any person as a result of a threat to do bodily harm to any person or a threat to do damage to any property.

16. No coverage will be available under Insuring Clause 4 for loss due to **Forgery** or alteration of any registered or coupon obligation issued or purported to have been issued by an **Insured**, or any coupon whether attached or detached.

17 No coverage will be available under Insuring Clause 5 for loss caused by a **Third Party** which is sustained by an **Organization** sixty (60) days or more after an **Organization** becomes aware of a **Computer Fraud** or other fraudulent, dishonest or criminal act committed by such **Third Party**.

18. No coverage will be available under Insuring Clause 8 for loss caused by any forgery or alteration of, on or in any written instrument; provided that this Exclusion 18 shall not apply if:

   (a)   the provisions, conditions and other terms under which the involved credit card was issued were fully complied with; and

   (b)   an **Organization** is legally liable to the issuer of such credit card for such loss.

19. No coverage will be available under this coverage section for:

   (a)   loss unless sustained by an **Insured** prior to the termination of this coverage section as to such **Insured**, and **Discovered** and written notice thereof is given to the Company within sixty (60) days following such termination;

   (b)   loss unless sustained prior to the termination of any Insuring Clause or any particular coverage offered under any Insuring Clause, and **Discovered** and written notice thereof is given to the Company within sixty (60) days following such termination; or

   (c)   loss unless sustained prior to the termination of this coverage section in its entirety, and **Discovered** and written notice thereof is given to the Company within sixty (60) days following such termination;

   provided that in no event will coverage be available under this coverage section for such loss if such loss is covered under any renewal or replacement of this coverage section or any Insuring Clause or any particular coverage offered under any Insuring Clause.

---

*Ownership*

20. Solely for the purposes of Insuring Clauses 1 through 8, the Company's liability under this coverage section will apply only to **Money**, **Securities** or **Property** owned by the **Organization** or for which the **Organization** is legally liable, or held by the **Organization** in any capacity whether or not the **Organization** is liable; provided that:

   (a)   the Company's liability will not apply to damage to the **Premises** unless the **Organization** is the owner of such **Premises** or is legally liable for such damage; or

(b)     with respect to Insuring Clause 1, the Company's liability will not apply to **Money**, **Securities** or **Property** of a **Client**.

Solely for the purposes of Insuring Clause 9, the Company's liability under this coverage section will apply only to **Money**, **Securities** or **Property** owned by a **Client**, which is held by the **Organization** in any capacity or for which the **Organization** is legally liable.

---

*ERISA Plan*

21.     Solely with respect to loss sustained by an **ERISA Plan**, payment by the Company for covered loss to the **Parent Organization** shall be held by such **Parent Organization** for the use and benefit of the **ERISA Plan** sustaining such loss.

Solely with respect to loss sustained by an **ERISA Plan**:

(a)     Insuring Clause 1 is amended to read in its entirety as follows:

The Company shall pay the **Parent Organization** for direct loss of **Money**, **Securities** or **Property** sustained by an **ERISA Plan** resulting from a fraudulent or dishonest act committed by an **Employee** acting alone or in collusion with others.

(b)     The words "sixty (60) days" are deleted from Exclusion 19 of this coverage section, wherever they appear in such Exclusion, and the words "one (1) year" are substituted in place thereof.

No Retention shall apply to loss sustained by an **ERISA Plan** covered under this coverage section.

---

*Legal Expenses Extension*

22.     In addition to the Limits of Liability set forth in the Declarations for this coverage section, the Company shall pay the **Parent Organization** for:

(a)     As a result of loss covered under Insuring Clause 4, reasonable court costs and attorneys' fees incurred and paid, with the Company's prior written consent, in defending an **Organization** or an **Organization's** bank in any legal proceeding brought against it to enforce payment of a **Financial Instrument**;

(b)     As a result of loss covered under Insuring Clause 8, reasonable court costs and attorneys' fees incurred and paid, with the Company's prior written consent, in defending an **Organization** in any legal proceeding brought against it to enforce payment of a written instrument, required in connection with any credit card.

---

*Changes in Exposure*

23.     If before or during the **Policy Period** any **Organization**:

(a)     acquires securities or voting rights in another organization or creates another organization, which as a result of such acquisition or creation becomes a **Subsidiary**; or

(b)     acquires another organization by merger into or consolidation with such
**Organization** such that such **Organization** is the surviving entity,

then coverage shall be provided for such acquired organization or new **Subsidiary** after the
effective date of such acquisition or creation.

If the total revenues of any such acquired organization or new **Subsidiary** exceed ten
percent (10%) of the total revenues of the **Parent Organization** (as reflected in the most
recent audited consolidated financial statements of such organization and the **Parent
Organization**, respectively, as of the date of such acquisition or creation), the **Parent
Organization** shall give written notice of such acquisition or creation to the Company as
soon as practicable, but in no event later than sixty (60) days after the date of such
acquisition or creation, together with such information as the Company in its sole discretion
may require and shall pay any reasonable additional premium required by the Company.  If
the **Parent Organization** fails to give such notice within the time specified in the preceding
sentence, or fails to pay the additional premium required by the Company, coverage for
such acquired organization or new **Subsidiary** shall be null and void from the date of such
acquisition or creation.  Coverage for such acquired organization or new **Subsidiary** shall
be subject to such additional or different limitations, conditions, provisions or other terms as
the Company in its sole discretion may require.

---

### Liability For Prior Losses

24.     In the event of loss sustained prior to the inception date of this coverage section, prior to
the effective date of coverage for any additional insureds or prior to the effective date of
any coverage added by endorsement, which would otherwise be covered under this
coverage section, such prior loss shall be afforded coverage subject to the following:

(a)     an **Insured** or some predecessor in interest of such **Insured** carried a prior bond or
policy, which at the time such prior loss was sustained, afforded some or all of the
coverage of an Insuring Clause under this coverage section applicable to such prior
loss;

(b)     such coverage continued without interruption from the time such prior loss was
sustained until the inception date or effective date(s) as described above;

(c)     such prior loss was first **Discovered** by an **Insured** after the time allowed for
discovery under the last such policy; and

(d)     some or all of the coverage of an Insuring Clause under this coverage section would
be applicable to such prior loss.

If such prior bond or policy carried by the **Insured** or predecessor in interest of such
**Insured** was issued by the Company or its affiliates, such prior bond or policy shall
terminate as of the inception of this coverage section and such prior bond or policy shall not
cover any loss not discovered and noticed to the Company prior to the inception of this
coverage section.
The **Insured** shall neither be entitled to a separate recovery of the limits of each policy in
force at the time any part of the prior loss was sustained, nor shall the **Insured** be entitled
to recover the sum of the limits of liability of any such policies.  The Company's maximum
liability for such prior loss shall not exceed the lesser of the limit of liability of the policy in

force at the time such prior loss was sustained, or the applicable Limit of Liability as set forth in the Declarations for this coverage section.

---

*Limits of Liability and Retention*

25.    Subject to Subsection 24 Liability for Prior Losses, the Company shall only be liable for loss sustained by an **Insured** during the **Policy Period**.

The Company's maximum liability for each loss shall not exceed the Limit of Liability applicable to such loss, as set forth in Item 2 of the Declarations for this coverage section, regardless of the number of **Insureds** sustaining such loss.

The Company's maximum liability shall not exceed the Limit of Liability:

(a)    Applicable to Insuring Clause 1 as set forth in Item 2(A) of the Declarations for this coverage section: for all loss resulting from any act or any series of acts committed by the same **Employee** or in which the same **Employee** is concerned or implicated, regardless of whether such act or series of acts was committed before or during the **Policy Period**;

(b)    Applicable to Insuring Clause 2 as set forth in Item 2(B) of the Declarations for this coverage section: for all loss resulting from any act, casualty or event, any series of related acts, casualties or events, or any act or series of acts committed by the same **Third Party** or in which the same **Third Party** is concerned or implicated, regardless of whether such act, casualty or event or series of acts, casualties or events was committed or occurred before or during the **Policy Period**;

(c)    Applicable to Insuring Clause 3 as set forth in Item 2(C) of the Declarations for this coverage section: for all loss resulting from any act, casualty or event, any series of related acts, casualties or events, or any act or series of acts committed by the same **Third Party** or in which the same **Third Party** is concerned or implicated, regardless of whether such act, casualty or event or series of acts, casualties or events was committed or occurred before or during the **Policy Period**;

(d)    Applicable to Insuring Clause 4 as set forth in Item 2(D) of the Declarations for this coverage section: for all loss resulting from any act or series of acts committed by the same **Third Party** or in which the same **Third Party** is concerned or implicated, regardless of whether such act or series of acts was committed before or during the **Policy Period**;

(e)    Applicable to Insuring Clause 5 as set forth in Item 2(E) of the Declarations for this coverage section: for all loss resulting from any act, casualty or event, any series of related acts, casualties or events, or any act or series of acts committed by the same **Third Party** or in which the same **Third Party** is concerned or implicated, regardless of whether such act, casualty or event or series of acts, casualties or events was committed or occurred before or during the **Policy Period**;

(f)    Applicable to Insuring Clause 6 as set forth in Item 2(F) of the Declarations for this coverage section: for all loss resulting from any act, casualty or event, any series of related acts, casualties or events, or any act or series of acts committed by the same **Third Party** or in which the same **Third Party** is concerned or implicated, regardless of whether such act, casualty or event or series of acts, casualties or events was committed or occurred before or during the **Policy Period**;

(g)     Applicable to Insuring Clause 7 as set forth in Item 2(G) of the Declarations for this coverage section: for all loss resulting from any act, casualty or event, any series of related acts, casualties or events, or any act or series of acts committed by the same **Third Party** or in which the same **Third Party** is concerned or implicated, regardless of whether such act, casualty or event or series of acts, casualties or events was committed or occurred before or during the **Policy Period**;

(h)     Applicable to Insuring Clause 8 as set forth in Item 2(H) of the Declarations for this coverage section: for all loss resulting from any act, casualty or event, any series of related acts, casualties or events, or any act or series of acts committed by the same **Third Party** or in which the same **Third Party** is concerned or implicated, regardless of whether such act, casualty or event or series of acts, casualties or events was committed or occurred before or during the **Policy Period**;

(i)     Applicable to Insuring Clause 9 as set forth in Item 2(I) of the Declarations for this coverage section: for all loss resulting from any act or any series of acts committed by the same **Employee** or in which the same **Employee** is concerned or implicated, regardless of whether such act or series of acts was committed before or during the **Policy Period**; or

(j)     Applicable to Insuring Clause 10 as set forth in Item 2(J) of the Declarations for this coverage section: for all **Investigative Expenses** or **Computer Violation Expenses** resulting from any applicable covered loss.

If a loss is covered under more than one Insuring Clause, the maximum amount payable under this coverage section shall not exceed the largest applicable Limit of Liability of any such Insuring Clause.

The Company's liability under this coverage section shall apply only to that part of each loss which is in excess of the applicable Retention set forth in Item 3 of the Declarations for this coverage section.

---

### Non-Accumulation of Liability

26.     When there is more than one **Insured**, the maximum liability of the Company for loss sustained by any or all **Insureds** shall not exceed the amount for which the Company would be liable if all loss was sustained by any one **Insured**.

Regardless of the number of years this coverage remains in effect and the total premium amounts due or paid, whether under this coverage section, any prior bond or policy, or any renewal or replacement of this coverage section, the liability of the Company with respect to any loss shall not be cumulative from year to year or from policy period to policy period.

### Proof of Loss and Legal Proceedings

27.     Knowledge possessed by any **Insured** or **Discovery** shall be deemed knowledge possessed by or discovery by all **Insureds**.

It is a condition precedent to coverage hereunder that, upon **Discovery**, the **Parent Organization** will:

(a)    give written notice to the Company at the earliest practicable moment, and in no event later than ninety (90) days after such **Discovery**;

(b)    furnish affirmative proof of loss with full particulars to the Company at the earliest practicable moment**,** and in no event later than six (6) months after such **Discovery**;

(c)    submit to examination under oath at the Company's request;

(d)    produce all pertinent records at such reasonable times and places as the Company shall designate; and

(e)    provide full cooperation with the Company in all matters pertaining to a loss or claim.

The **Parent Organization** may not offer, as a part of any proof of loss, any computation or comparison which involves in any manner a profit and loss computation or comparison. The **Parent Organization** may offer a comparison between an **Organization's** or **Client's** inventory records and actual physical count of its inventory to prove the amount of loss, only where an **Organization** or **Client** establishes wholly apart from such comparison that it has sustained a covered loss caused by an identified **Employee**.

No **Insured** shall institute legal proceedings against the Company:

(a)    after two (2) years immediately following any **Discovery**; or

(b)    to recover a judgment or settlement against it or its bank resulting from **Forgery**, **Credit Card Fraud** or related legal expenses as set forth in Subsection 22 Legal Expenses Extension, after two (2) years immediately following the date upon which such judgment shall become final or settlement was entered.

---

*Valuation and Foreign Currency*

28.    The Company shall pay:

(a)    the least of:

(i)    the actual market value of lost, damaged or destroyed **Securities** at the closing price of such **Securities** on the business day immediately preceding the day on which a loss is **Discovered**;

(ii)    the cost of replacing **Securities**; or

(iii)    the cost to post a Lost Instrument Bond;

(b)    the cost of blank books, pages or tapes or other blank materials to replace lost or damaged books of account or other records;

(c)    the least of:

(i)     the actual cash value of **Property**; or

(ii)    the cost to repair or replace **Property**, other than precious metals, with that of similar quality and value,

at the time the **Parent Organization** complies with Subsection 27 Proof of Loss and Legal Proceedings, regarding the furnishing of proof of loss;

(d)    the United States of America dollar value of foreign currency based on the rate of exchange published in *The Wall Street Journal* on the day loss involving foreign currency is **Discovered**; or

(e)    the United States of America dollar value of any precious metal based on the amount published in *The Wall Street Journal* Cash Prices, Precious Metals, on the day loss involving such precious metal is **Discovered**.

---

### Recoveries

29.    Recoveries for any loss covered under this coverage section, whether effected by the Company or by an **Insured**, less the cost of recovery, shall be distributed as follows:

(a)    first, to an **Insured** for the amount of such loss, otherwise covered, in excess of the applicable Limits of Liability;

(b)    second, to the Company for the amount of such loss paid to an **Insured** as covered loss;

(c)    third, to an **Insured** for the Retention applicable to such loss;

(d)    fourth, to an **Insured** for the amount of such loss not covered under this coverage section.

Recovery from reinsurance or indemnity of the Company shall not be deemed a recovery hereunder.

---

### Other Insurance

30.    If any **Insured** or any other party in interest in any loss covered by this coverage section has any bond, indemnity or insurance which would cover such loss in whole or in part in the absence of this coverage section, then this coverage section shall be null and void to the extent of the amount recoverable or received under such bond, indemnity, or insurance; provided that this coverage section shall cover such loss, subject to its limitations, conditions, provisions and other terms, to the extent of the amount of such loss in excess of the amount recoverable or received under such bond, indemnity or insurance.

Coverage Section:  Executive Protection Portfolio Crime Coverage Section (Federal & Vigilant)

Effective date of
this endorsement/rider: March 17, 2013          Federal Insurance Company

                                                 Endorsement/Rider No. 1

                                                 To be attached to and
                                                 form a part of Policy No. 8234-7609

Issued to:  MILL CITY VENTURES III LTD

_____

PENSION PROTECTION ACT ENHANCEMENT ENDORSEMENT

In consideration of the premium charged, it is agreed that:

(1)     The definition of **Employee** as defined in Subsection 11., Definitions, of this coverage section, subparagraph (d) is deleted and replaced with the following:

        (d)     natural person fiduciary, trustee, administrator or other plan official, while in the regular service of an **ERISA Plan**, and any other natural person who handles **ERISA Plan** assets, whether or not required to be bonded by an **Organization** in connection with such **ERISA Plan** by Title 1 of the Employee Retirement Income Security Act of 1974, as amended, and as amended by the Pension Protection Act of 2006.

(2)     The definition of **ERISA Plan** as defined in Subsection 11., Definitions, of this coverage section, is deleted and replaced with the following:

        **ERISA Plan** means any Employee Benefit Plan, Pension Benefit Plan, or Welfare Benefit Plan, defined and required to be bonded under Title 1 of the Employee Retirement Income Security Act of 1974, as amended, and the Pension Protection Act of 2006, which is operated solely by an **Organization** or jointly by an **Organization** and a labor organization for the benefit of **Employees** and which existed on or before the inception of this coverage section or which is created or acquired after the inception of this coverage section.

(3)     Subsection 21, **ERISA Plan**, the first full paragraph is deleted and replaced with the following:

        Solely with respect to loss sustained by an **ERISA Plan**, payment by the Company for covered loss shall be to the **ERISA Plan** sustaining such loss.  If such payment is in excess of the amount of coverage required by such Act for said Plan(s), such excess shall be held for the use and benefit of any other named Plan(s) should such Plan(s) also discover loss recoverable hereunder.

        With respect to any **ERISA Plan**:

        a.  if covered loss is sustained by any **ERISA Plan** which does not have any employer securities, the Limit of Liability applicable to such covered loss shall be the lesser of ten percent (10%) of the **ERISA Plan's** funds handled as of the beginning of such **ERISA Plan's** fiscal year or five hundred thousand dollars ($500,000); or

        b.  if covered loss is sustained by any **ERISA Plan** which does have any employer securities, the Limit of Liability applicable to such covered loss shall be the lesser of

14-02-13658 (04/2008) rev.                Page 1

ten percent (10%) of the **ERISA Plan's** funds handled as of the beginning of such **ERISA Plan's** fiscal year or one million ($1,000,000);

provided that, in all events, (i) if the applicable Limit of Liability as set forth in Item 2 of the Declarations of this coverage section is less than the amounts set forth in paragraphs a. or b. above, then the applicable Limit of Liability shall be amended to the respective amounts set forth in paragraphs a. or b. above; or (ii) if the applicable Limit of Liability as set forth in Item 2 of the Declarations of this coverage section equals or exceeds the amounts set forth in paragraphs a. or b. above, then the applicable Limit of Liability shall be the Limit of Liability as set forth in Item 2 of the Declarations of this coverage section.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

Coverage Section:  Executive Protection Portfolio Crime Coverage Section (Federal & Vigilant)

Effective date of
this endorsement/rider: March 17, 2013          Federal Insurance Company

Endorsement/Rider No. 2

To be attached to and
form a part of Policy No. 8234-7609

Issued to:  MILL CITY VENTURES III LTD

_____

EXECUTIVE PROTECTION CRIME ADVANTAGE ENDORSEMENT

In consideration of the premium charged, it is agreed that:

I.      **AMEND DEFINITIONS**

Subsection 11. Definitions, of this coverage section is amended as follows:

(A)     Amend Computer System

The definition of **Computer System** is deleted and replaced with the following:

**Computer System** means a computer and all input, output, processing, storage, off-line media library and communication facilities which are connected to such computer, provided that such computer and facilities are:

(i)     owned and operated by an **Organization**;

(ii)    leased and operated by an **Organization**; or

(iii)   utilized by an **Organization**.

(B)     Amend Employee

The definition of **Employee** is amended as follows:

(1)     Paragraph (a) is deleted and replaced with the following:

(a) (i)   natural person while in the regular service of an **Organization** in the ordinary course of such **Organization's** business, whom such **Organization** compensates by **Salary** and has the right to govern and direct in the performance of such service, including any part-time or seasonal employee;

(ii)    natural person while in the regular service of an **Organization** in the ordinary course of such **Organization's** business, whom such **Organization** has the right to govern and direct in the performance of such service and is assigned to perform such service by any agency furnishing leased personnel or temporary personnel on a contingent or part-time basis; provided any coverage available under this coverage section for loss caused by such a natural person shall be excess of the amount recoverable or received under any bond, indemnity or insurance held by the agency furnishing such personnel;

(2)    The definition of **Employee** shall also include:

    (a)    any former natural person employee of an **Organization** while in the regular service of such **Organization** as a consultant pursuant to a written contract between such person and such **Organization**;

    (b)    any natural person independent contractor while in the regular service of an **Organization** in the ordinary course of such **Organization's** business whose services are under the exclusive direction of such **Organization** pursuant to a written contract (a "Contractual Independent Contractor");

    (c)    any **Employee** while on leave for military service; and

    (d)    any natural person intern while in the regular service of an **Organization** in the ordinary course of such **Organization's** business, whom such **Organization** has the right to govern and direct in the performance of such service.

(C)    Amend Executive

Paragraph (a) of the definition of **Executive** is deleted and replaced with the following:

    (a)    duly elected or appointed director, officer, trustee, member of the Board of Managers or management committee member of an **Organization** chartered in the United States of America;

(D)    Amend Money Orders and Counterfeit Currency Fraud

Paragraph (b) of the definition of **Money Orders And Counterfeit Currency Fraud** is deleted and replaced with the following:

    (b)    in the regular course of business, of counterfeit paper currency.

(E)    Amend Securities

The definition of **Securities** is amended to include revenue and other stamps in current use, tokens and tickets; provided that **Securities** does not include **Money**.

(F)    Amend Subsidiary

The definition of **Subsidiary** is amended to include any joint venture(s) in which the **Parent Organization** has an equity interest; provided that the coverage available to any joint venture specified above shall only apply pro rata based on the proportion of the **Parent Organization's** equity interest in such joint venture.

II.    **AMEND EXCLUSIONS**

(A)    Subsection 12. Exclusions, of this coverage section is amended as follows:

(1)    Amend Trading Exclusion

Exclusion (a) is deleted and replaced with the following:

    (a)    with respect to Insuring Clause 1 or 9 of this coverage section, loss resulting directly or indirectly from any authorized or unauthorized trading of **Money**, **Securities** or **Property**, whether or not in the name of an **Insured** and whether or not in a genuine or fictitious account; provided that this Exclusion shall not apply to otherwise covered loss under Insuring Clause 1 or 9 which results in improper financial gain to an **Employee** (such loss shall mean only the amount of improper financial gain to such **Employee**, and shall not include **Salary**, commissions, fees or other compensation, including but not limited to promotions and raises associated with employment, paid by the **Insured** to such **Employee**);

    (2)    <u>Amend Data Fees, Costs or Expenses Exclusion</u>

Paragraph (ii) of Exclusion (h) is deleted and replaced with the following:

    (h)(ii)    to render **Data** usable by replacement processing equipment;

    (3)    <u>Amend Fire Exclusion</u>

Exclusion (j) is deleted and replaced with the following:

    (j)    with respect to Insuring Clause 2 or 3 of this coverage section, for loss or damage due to fire; provided that this Exclusion shall not apply to:

    (i)    loss of **Money** or **Securities**; or

    (ii)    damage to any safe or vault caused by the application of fire thereto for the purposes of **Safe Burglary**;

    (4)    <u>Amend Voluntary Exchange or Purchase</u>

Exclusion (k) is deleted and replaced with the following:

    (k)    with respect to Insuring Clause 2, 3, 4, 5, 6, or 8, for loss due to an **Insured** knowingly having given or surrendered **Money**, **Securities** or **Property** in any exchange or purchase with a **Third Party**; provided that this Exclusion shall not apply to otherwise covered loss of **Property** under Insuring Clause 5;

(B)    Subsection 13. Exclusions, of this coverage section is amended as follows:

    (A)    <u>Amend Agent/Broker/Independent Contractor Exclusion</u>

Exclusion (a) is deleted and replaced with the following:

    (a)    loss caused by any agent, broker, factor, commission, merchant, consignee, contractor, independent contractor (other than a "Contractual Independent Contractor"), subcontractor or other similar representative;

For purposes of the foregoing exclusion 13.(a), the term "Contractual Independent Contractor," as used therein shall have the same meaning as set forth in paragraph I.(B)(2)(b) of this endorsement.

(C)    <u>Delete Third Party Exclusion</u>

Subsection 17. Exclusions, of this coverage section is deleted.

(D)    <u>Amend Loss Sustained</u>

Subsection 19. Exclusions, of this coverage section is deleted and replaced with the following:

    19.    No coverage will be available under this coverage section for:

(a) loss unless sustained by an **Insured** prior to the termination of this coverage section as to such **Insured**, and **Discovered** and written notice thereof is given to the Company within ninety (90) days following such termination;

(b) loss unless sustained prior to the termination of any Insuring Clause or any particular coverage offered under any Insuring Clause, and **Discovered** and written notice thereof is given to the Company within ninety (90) days following such termination; or

(c) loss unless sustained prior to the termination of this coverage section in its entirety, and **Discovered** and written notice thereof is given to the Company within ninety (90) days following such termination;

provided that in no event will coverage be available under this coverage section for such loss if such loss is covered under any renewal or replacement of this coverage section or any Insuring Clause or any particular coverage offered under any Insuring Clause issued by the Company or by any affiliate of the Company.

III.   **AMEND OWNERSHIP**

The second paragraph of Subsection 20. Ownership, of this coverage section is deleted and replaced with the following:

Solely for the purposes of Insuring Clause 9, the Company's liability under this coverage section will apply only to **Money**, **Securities** or **Property**:

(a) owned by a **Client**, which is held by the **Organization** in any capacity or for which the **Organization** is legally liable; or

(b) held by the **Client**, for which the **Client** is legally liable.

IV.   **AMEND CHANGES IN EXPOSURE**

The first sentence of the second paragraph of Subsection 23. Changes in Exposure, of this coverage section is deleted and replaced with the following:

If the total revenues of any such acquired organization or new **Subsidiary** exceed ten percent (10%) of the total revenues of the **Parent Organization** (as reflected in the most recent audited consolidated financial statements of such organization and the **Parent Organization**, respectively, as of the date of such acquisition or creation), the **Parent Organization** shall give written notice of such acquisition or creation to the Company as soon as practicable, but in no event later than one hundred and twenty (120) days after the date of such acquisition or creation, together with such information as the Company in its sole discretion may require and shall pay any reasonable additional premium required by the Company.

The remaining sentences of the second paragraph of Subsection 23 shall remain unchanged.

V.   **AMEND LIMITS OF LIABILITY AND RETENTION**

Subsection 25. Limits of Liability and Retention, of this coverage section is amended to include the following:

If any loss is covered in part under this coverage section and in part under a prior bond or policy, the applicable Retention set forth in Item 3 of the Declarations for this coverage section shall be reduced by the retention applied to such loss by the superseded insurance carrier.

VI.   **AMEND VALUATION AND FOREIGN CURRENCY**

Paragraph (a) of Subsection 28. Valuation and Foreign Currency, of this coverage section is deleted and replaced with the following:

(a)     the actual market value of lost, damaged or destroyed **Securities** at the closing price of such **Securities** on the business day immediately preceding the day on which a loss is **Discovered**, or the cost of replacing such **Securities**, whichever is less, plus the cost to post a Lost Instrument Bond;

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

_____
Authorized Representative

Coverage Section:  Executive Protection Portfolio Crime Coverage Section (Federal & Vigilant)

Effective date of
this endorsement:  March 17, 2013                    Company:  Federal Insurance Company

                                                     Endorsement No. 3

                                                     To be attached to and
                                                     form a part of Policy No. 8234-7609


Issued to:  MILL CITY VENTURES III LTD

_____

**MINNESOTA AMENDATORY ENDORSEMENT
TO THE EXECUTIVE PROTECTION PORTFOLIO<sup>SM</sup> POLICY
CRIME COVERAGE SECTION 14-02-7307 OR C32841**

In consideration of the premium charged, it is agreed that:

1.    Subsection 19. Exclusions (a), (b) and (c) of the Crime Coverage Section are amended to provide
      that any notice of loss required to be given in writing to the Company under such paragraphs may
      be given orally or in writing to either the Company or the agent or broker of record, if any.

2.    Subparagraph (a) of the second paragraph of Subsection 27. Proof of Loss and Legal
      Proceedings of the Crime Coverage Section is amended to read as follows:

            "(a)    (i)     give written notice to the Company at the earliest practicable moment,
                            and in no event later than ninety (90) days after such Discovery of an
                            occurrence that may subsequently result in a covered loss; and

                    (ii)    give written or oral notice to either the Company or the agent or broker of
                            record, if any, at the earliest practicable moment, and in no event later
                            than ninety (90) days after such Discovery of a loss;"

All other terms, conditions and limitations of this policy shall remain unchanged.


                                                     _____
                                                     Authorized Representative